

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3561                                                            November 24, 2015

<u>Via E-mail</u>
Charl Keyter
Chief Financial Officer
Sibanye Gold Limited
1 Hospital Street
Libanon, Westonaria, 1780
South Africa

      **Re:    Sibanye Gold Limited**
             **Form 20-F for the Year Ended December 31, 2014**
             **Filed March 24, 2015**
             **File No. 001-35785**

Dear Mr. Keyter:

      We have completed our review of your filing.  We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require.

                                          Sincerely,

                                          /s/Tia L. Jenkins

                                          Tia L. Jenkins
                                          Senior Assistant Chief Accountant
                                          Office of Beverages, Apparel and Mining